December 4, 2008 VIA EDGAR AND FEDEX

Securities and Exchange Commission
Division of Corporation Finance
Station Place
100 F Street, N.E.
Washington, DC 20549
Attn: Edwin Kim

Re:	Yuhe International, Inc.
Amendment No. 5 to Registration Statement on Form S-1
Registration Statement on Form S-1 filed May 12, 2008
File No. 333-150836

Dear Mr. Kim:

On behalf of Yuhe International, Inc. (the “Company”), we are responding to the letter from the Staff of the Securities and Exchange Commission (the “Commission”) dated November 24, 2008 commenting on Amendment No. 4 to the Registration Statement on Form S-1 filed on November 7, 2008 (the “Amendment No. 4).

We have provided four courtesy copies of Amendment No. 5 to the Registration Statement on Form S-1 (the “Amendment No. 5”), clean and marked to show changes from Amendment No. 4, along with this response letter for your review. For your convenience, we have repeated each comment from the Staff’s November 24, 2008 letter immediately prior to our responses below. For your convenience, we pointed out the page numbers of Amendment No. 5 where the revisions appear. The page numbers are the page numbers of the document as filed in EDGAR.

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General

1.
We note your response to prior comment one and reissue the comment. In light of circumstances of the March 2008 investment and subsequent filing of the Form S-1, it appears that this is an indirect primary offering. As such, please revise to identify Black River and Pinnacle as underwriters and provide a price for the shares.

We appreciated the opportunity to speak with you on December 2, 2008. As there are no presumptive underwriter standards under Rule 415, we appreciate the opportunity to present facts in furtherance of our position that this is not a primary offering by the Company, nor that The Pinnacle Fund, L.P. and Pinnacle China Fund, L.P., collectively, the "Pinnacle Entities", as well as Black River Commodity Select Fund Ltd. and Black River Small Capitalization Fund Ltd., collectively, the "Black River Entities", were merely conduits of a placement by the Company to the public of its shares of common stock. We note the reasons set forth in our response to the Staff of the Securities and Exchange Commission dated November 7, 2008 as well as the following.

We note that the private placement in which the Pinnacle Entities and Black River Entities purchased shares of the Company closed on March 12, 2008. The Pinnacle Entities and Black River Entities have held the securities purchased for nearly nine months, and have had the risk of loss during that period, which has been quite volatile in the capital markets. Each of the Pinnacle Entities and Black River Entities represented in writing to the Company that it was acquiring the securities for its own account and not with a view toward any resale or distribution. Notwithstanding the filing of the Registration Statement, there are no guarantees that the investors will be able to sell their shares within any particular period of time or at any particular price, and so their investment remains at risk and may remain so indefinitely. The selling stockholders are not in the business of underwriting securities. None of the investors in the private placement is in the business of underwriting securities, but rather are in the business of making investments for their own account. Indeed, none of the Black River Entities or Pinnacle Entities is a registered broker-dealer.

Further, the Company is aware that the Commission is often concerned in these cases with issuances of securities that have the potential to be massively dilutive to existing shareholders, as a result of their anti-dilution provisions. In the private placement at issue, investors were issued shares of common stock at a fixed price, with no potential for anti-dilution adjustments.

The investors in the private placement, including the Pinnacle Entities and Black River Entities, are passive, do not have any contractual rights to appoint any members to the board of directors of the Company and have no observation rights as to the Company's board of directors. In short, the Pinnacle Entities and Black River Entities are arms length investors in the Company, the same as the other participants in the offering. Additionally, the Company has covenanted not to provide any investor with material, non-public information with respect to the Company. None of the Pinnacle Entities or Black River Entities nor any of their affiliates had any relationship with the Company prior to the private placement.

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Lastly, we call to your attention the revised Selling Stockholder table attached as Exhibit A to this correspondence, which reflects the agreement by the Pinnacle Entities and Black River Entities to reduce the number of their shares being registered on this resale registration statement to half of the shares each of the entities purchased in the private placement. As a result, we are not seeking to register for resale a number of shares in excess of 10% of the Company's total outstanding shares of common stock on behalf of any investor in the private placement.

Based on the foregoing, in addition to our previous analysis under No. 29 of the Division's Publicly Available Telephone Interpretations for Rule 415 of the Securities Act, the Company believes that the offering described in the Registration Statement fits squarely within the language of Rule 415. The described securities are being offered solely by persons other than the Company (Rule 415(a)(1)(i)), and the Company will receive no benefit from the resale of the securities.

The Company did not enter into the private placement transaction with a view towards utilizing any investor, including the Pinnacle Entities and Black River Entities, as a conduit for reselling its securities. It merely entered into an ordinary course private placement transaction with 25 investors through the assistance of a placement agent.  Moreover, we do not believe that either the Pinnacle Entities or Black River Entities considers itself a conduit for our shares.  Accordingly, the Company believes that the offering is properly characterized as a secondary offering for purposes of Rule 415.

Condensed Consolidated Financial Statements, page F-24

2.	Please note the financial statement updating requirements of Rule 8-08 of Regulation S-X.

The Company notes the Staff’s comment and respectfully advises that the Company has inserted its (i) condensed consolidated financial statements for the three and nine months ended September 30, 2008 and 2007; (ii) unaudited pro forma consolidated financial statements for the nine months ended September 30, 2008 and (iii) unaudited consolidated financial statements of PRC Yuhe for the nine months ended September 30, 2007 and 2006, in the Amendment No. 5.

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We thank the Staff for its continued courtesies. If the Staff needs any additional information or has further questions, please do not hesitate to contact me at (852) 2292-2222 or fax to (852) 2292 2200.

Sincerely, Simon Luk

c.c. Yuhe International, Inc.

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EXHIBIT A

	Number of Shares Beneficially Owned Prior to	Number of Shares Registered	Shares Owned After Sale of All Registered Shares (1)
Name of Selling Security Holder	This Offering	for Sale (1)	No. Shares	Percentage (2)
Halter Financial Investment, L.P [3]	429,046	429,046	0	*
Halter Financial Group, L.P. [4]	522,950	522,950	0	*
Pam Jowett [5]	2,380	2,380	0	*
Lynn Dixon [6]	38,647	38,647	0	*
Van L. Butler [7]	680	680	0	*
Devonshire Partners, LLC [8]	38,647	38,647	0	*
Real Path, Inc. [9]	27,200	27,200	0	*
Lazlo Schwartz [10]	11,447	11,447	0	*
Dehua Qian [11]	9,715	9,715	0	*
Westpark Capital, L. P. [12]	37,848	37,848	0	*
Liping Gu [13]	32,383	32,383	0	*
Ruoling Wang [14]	32,383	32,383	0	*
Wu Mijia [15]	16,192	16,192	0	*
Ancora Greater China Fund, LP [16]	32,383	32,383	0	*
Atlas Allocation Fund, L.P. [17]	36,027	36,027	0	*
Howard H. Lu [18]	6,477	6,477	0	*
Investment Hunter, LLC [19]	485,751	485,751	0	*
Black River Commodity Select Fund Ltd. [20]	971,503	485,751	485,752	3.1%
Black River Small Capitalization Fund Ltd. [21]	1,295,337	647,669	647,668	4.2%
Chestnut Ridge Partners, LP [22]	36,027	36,027	0	*
Hua-Mei 21 st Century Partners, LP [23]	64,767	64,767	0	*
Southwell Partners, L.P. [24]	37,848	37,848	0	*
Kevin B Halter Jr. [25]	32,383	32,383	0	*
Octagon Capital Partners [26]	10,120	10,120	0	*
Guerrilla Partners LP [27]	64,767	64,767	0	*
Pinnacle China Fund L.P. [28]	1,214,378	607,189	607,189	3.9%
Pinnacle Fund L.P. [29]	1,214,378	607,189	607,189	3.9%
Straus Partners, LP [30]	21,859	21,859	0	*
Straus-GEPT Partners, LP [31]	14,573	14,573	0	*
Ardsley Partners Fund II, LP [32]	478,667	478,667	0	*
Marion Lynton [33]	12,144	12,144	0	*
Ardsley Offshore Fund, LP [34]	333,954	333,954	0	*
Ardsley Partners Institutional Fund, LP [35]	308,654	308,654	0	*
Total	7,871,515	7,871,515

* Less than 1%

(1)
Assumes that the Selling Security Holders dispose of all the shares of common stock covered by this prospectus and do not acquire or dispose of any additional shares. The Selling Security Holders are not representing, however, that any of the shares covered by this prospectus will be offered for sale, and the Selling Security Holders reserve the right to accept or reject, in whole or in part, any proposed sale of shares.

(2)	The percentage of common stock beneficially owned is based on 15,543,330 shares of common stock outstanding on November 30, 2008.

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(3)
Address is 12890 Hilltop Road, Argyle, TX 76226. Halter Financial Investments, L.P. (“HFI”) is a Texas limited partnership of which Halter Financial Investments GP, LLC, a Texas limited liability company, is the sole general partner. The natural persons who are the beneficial owners of a majority of the voting stock of Halter Financial Investments GP, LLC include: (i) TPH Capital, L.P., a Texas limited partnership of which TPH Capital GP, LLC is the general partner and Timothy P. Halter is the sole member of TPH Capital GP, LLC; (ii) Bellfield Capital, L.P., a Texas limited partnership of which Bellfield Capital Management, LLC is the sole general partner and Dave Brigante is the sole member of Bellfield Capital Management, LLC; (iii) Colhurst Capital LP, a Texas limited partnership of which Colhurst Capital GP, LLC is the general partner and George L. Diamond is the sole member of Colhurst Capital GP, LLC; and (iv) Rivergreen Capital LLC of which Marat Rosenberg is the sole member. The other limited partners of HFI are: (i) TPH Capital, L.P., a Texas limited partnership of which TPH Capital GP, LLC is the general partner and Timothy P. Halter is the sole member of TPH Capital GP, LLC; (ii) Bellfield Capital, L.P., a Texas limited partnership of which Bellfield Capital Management, LLC is the sole general partner and Dave Brigante is the sole member of Bellfield Capital Management, LLC; (iii) Colhurst Capital LP, a Texas limited partnership of which Colhurst Capital GP, LLC is the general partner and George L. Diamond is the sole member of Colhurst Capital GP, LLC; and (iv) Rivergreen Capital LLC of which Marat Rosenberg is the sole member. As a result, each of the foregoing persons may be deemed to be a beneficial owner of the shares held of record by HFI.

(4)
Address is 12890 Hilltop Road, Argyle, TX 76226. Halter Financial Group, L.P. (“HFG”) is a Texas limited partnership of which Halter Financial Group GP, LLC, a Texas limited liability company, is the sole general partner. The members of Halter Financial Group GP, LLC include: (i) TPH Capital, L.P., a Texas limited partnership of which TPH Capital GP, LLC is the general partner and Timothy P. Halter is the sole member of TPH Capital GP, LLC; (ii) Bellfield Capital, L.P., a Texas limited partnership of which Bellfield Capital Management, LLC is the sole general partner and Dave Brigante is the sole member of Bellfield Capital Management, LLC; (iii) Colhurst Capital LP, a Texas limited partnership of which Colhurst Capital GP, LLC is the general partner and George L. Diamond is the sole member of Colhurst Capital GP, LLC; and (iv) Rivergreen Capital LLC of which Marat Rosenberg is the sole member. As a result, each of the foregoing individuals may be deemed to be a beneficial owner of the shares held of record by Halter Financial Group GP, LLC. Similarly, the limited partners of HFG are: (i) TPH Capital, L.P., a Texas limited partnership of which TPH Capital GP, LLC is the general partner and Timothy P. Halter is the sole member of TPH Capital GP, LLC; (ii) Bellfield Capital, L.P., a Texas limited partnership of which Bellfield Capital Management, LLC is the sole general partner and Dave Brigante is the sole member of Bellfield Capital Management, LLC; (iii) Colhurst Capital LP, a Texas limited partnership of which Colhurst Capital GP, LLC is the general partner and George L. Diamond is the sole member of Colhurst Capital GP, LLC; and (iv) Rivergreen Capital LLC of which Marat Rosenberg is the sole member. As a result, each of the foregoing persons may be deemed to be a beneficial owner of the shares held of record by HFG.

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(5)	Address is 2508 South 1300 East, Salt Lake City, UT 84106. Ms. Pam Jowett was the sole officer and director of the Company from its inception in 1997 until November 16, 2007.

(6)
Address is 311 S State Street Suite No 460, Salt Lake City, UT 84111. Mr. Thomas G. Kimble and Mr. Dixon were principal shareholders of the Company for the three years prior to November 16, 2007, when they ceased to be 10% shareholders.

(7)	Address is 311 S State Street Suite No 440, Salt Lake City, UT 84111.

(8)
Address is 311 S State Street Suite No 440, Salt Lake City, UT 84111. These shares held of record in the name of Devonshire Partners, LLC., a Colorado limited liability company, are owned and controlled solely by Tomas G. Kimble. Mr. Kimble and Mr. Dixon were the principle shareholders of the company for the three years prior to November 16, 2007, when they ceased to be 10% shareholders.

(9)	Address is 2232 South Nellis Blvd No 211, Las Vegas, NV 89104. These shares held of record in the name of Real Path, Inc., a Nevada corporation, are owned and controlled solely by Suzanne Rupert.

(10)	Address is 14 Dover Terrace, Monsey, NY 10952.

(11)	Address is Rm.301 No.121 Block, Jiaxin Garden, Huanghua Rd., Shanghai 201103 PRC.

(12)
Address is 4965 Preston Park Blvd, Suite 220, Plano, TX 75093. Patrick J. Brosnahan, the General Partner of Wespark Capital, L. P. has dispositive and voting power over the shares and may be deemed to be the beneficial owner of the shares of common stock beneficially owned by Westpark Capital, L. P. Mr. Brosnahan disclaims beneficial ownership of the shares to the extent of his direct or indirect pecuniary interest.

(13)	Address is 16F, East Tower of Julong Plaza No. 9, Hangda, Hang Zhou, 310007 PRC.

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(14)	Address is Rm 1701, 21 Building, 669 Baiyu Rd., Shanghai, 200063 PRC.

(15)	Address is 3-52-402 Jinhui Garden, Hongsong Road, Shanghai, 201103 PRC.

(16)
Address is One Chagrin Highlands, 2000 Auburn Dr #300, Cleveland, OH 44122. John P. Micklitsch has dispositive and voting power over the shares and may be deemed to be the beneficial owner of the shares of common stock beneficially owned by Ancora Greater China Fund, LP.

(17)
Address is 100 Crescent Court, Suite 880, Dallas, TX 75201. Robert H. Alpert has dispositive and voting power over the shares and may be deemed to be the beneficial owner of the shares of common stock beneficially owned by Atlas Allocation Fund, L.P.

(18)	Address is 1224 East Green Street, Suite 200, Pasadena, CA 91106.

(19)
Address is P.O. Box 540308, Dallas, TX 75354-0308. Gary C. Evans has dispositive and voting power over the shares and may be deemed to be the beneficial owner of the shares of common stock beneficially owned by Investment Hunter, LLC.

(20)
Address is 12700 Whitewater Drive, Minnetonka, MN 55343-9438. Pursuant to an investment advisory agreement, Black River Asset Management LLC has investment and voting power with respect to the securities held by the Black River Commodity Select Fund Ltd. Rosamond Borer has dispositive and voting power over the shares and may be deemed to be the beneficial owner of the shares of common stock beneficially owned by Black River Commodity Select Fund Ltd. Ms. Borer disclaims beneficial ownership of the shares to the extent of her direct or indirect pecuniary interest.

(21)
Address is 12700 Whitewater Drive, Minnetonka, MN 55343-9438. Pursuant to an investment advisory agreement, Black River Asset Management LLC has investment and voting power with respect to the securities held by the Black River Small Capitalization Fund Ltd. Richard Gammill has dispositive and voting power over the shares and may be deemed to be the beneficial owner of the shares of common stock beneficially owned by Black River Small Capitalization Fund Ltd. Mr. Gammill disclaims beneficial ownership of the shares to the extent of his direct or indirect pecuniary interest.

(22)
Address is 50 Tice Boulevard, Woodcliff Lake, NJ 07677. Kenneth Pasternak has dispositive and voting power over the shares and may be deemed to be the beneficial owner of the shares of common stock beneficially owned by Chestnut Ridge Partners, LP.

(23)
Address is 237 Park Ave 9th Fl, New York, NY 10017. Peter Siris and Leigh S. Curry has dispositive and voting power over the shares and may be deemed to be the beneficial owner of the shares of common stock beneficially owned by Hua-Mei 21 st Century Partners, LP.

(24)
Address is 1901 North Akard St., Dallas, TX 75201. Wilson S. Jaeggli has dispositive and voting power over the shares and may be deemed to be the beneficial owner of the shares of common stock beneficially owned by Southwell Partners, L.P.

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(25)	Address is 2591 Dallas Parkway #102, Frisco, TX 75034.

(26)
Address is 155 West 68th Street, #27E, New York, NY 10023. Steven Hart has dispositive and voting power over the shares and may be deemed to be the beneficial owner of the shares of common stock beneficially owned by Octagon Capital Partners.

(27)
Address is 237 Park Ave 9th Fl, New York, NY 10017. Peter Siris and Leigh S. Curry has dispositive and voting power over the shares and may be deemed to be the beneficial owner of the shares of common stock beneficially owned by Guerrilla Partners LP.

(28)
Address is 4965 Preston Park Blvd., Suite 240, Plano, TX 75093. Barry Kitt has dispositive and voting power over the shares and may be deemed to be the beneficial owner of the shares of common stock beneficially owned by each of Pinnacle China Fund, L.P. and The Pinnacle Fund, L.P.  Mr. Kitt disclaims beneficial ownership of the shares to the extent of his direct or indirect pecuniary interest.

(29)
Address is 4965 Preston Park Blvd., Suite 240, Plano, TX 75093. Barry Kitt has dispositive and voting power over the shares and may be deemed to be the beneficial owner of the shares of common stock beneficially owned by each of Pinnacle China Fund, L.P. and The Pinnacle Fund, L.P.  Mr. Kitt disclaims beneficial ownership of the shares to the extent of his direct or indirect pecuniary interest.

(30)
Address is 320 Park Avenue, 10th Floor, New York, NY 10022. Melville Straus has dispositive and voting power over the shares and may be deemed to be the beneficial owner of the shares of common stock beneficially owned by Straus Partners, LP.

(31)
Address is 320 Park Avenue, 10th Floor, New York, NY 10022. Melville Straus has dispositive and voting power over the shares and may be deemed to be the beneficial owner of the shares of common stock beneficially owned by Straus-GEPT Partners, LP.

(32)
Address is 262 Harbor Drive, 4 th Floor, Stamford CT 06902. Ardsley Advisory Partners has investment and voting power with respect to the shares held by Ardsley Partners Fund II, L.P. Phil Hempleman has dispositive and voting power over the shares and may be deemed to be the beneficial owner of the shares of common stock beneficially owned by Ardsley Partners Fund II, LP. Mr. Hempleman disclaims beneficial ownership of the shares to the extent of his direct or indirect pecuniary interest.

(33)
Address is 262 Harbor Drive, 4 th Floor, Stamford CT 06902. Ardsley Advisory Partners has investment and voting power with respect to the shares held by Marion Lynton. Phil Hempleman has dispositive and voting power over the shares and may be deemed to be the beneficial owner of the shares of common stock beneficially owned by Marion Lynton. Mr. Hempleman disclaims beneficial ownership of the shares to the extent of his direct or indirect pecuniary interest.

(34)
Address is 262 Harbor Drive, 4th Floor, Stamford CT 06902. Ardsley Advisory Partners has investment and voting power with respect to the shares held by Ardsley Offshore Fund, Ltd. Phil Hempleman has dispositive and voting power over the shares and may be deemed to be the beneficial owner of the shares of common stock beneficially owned by Ardsley Offshore Fund, LP. Mr. Hempleman disclaims beneficial ownership of the shares to the extent of his direct or indirect pecuniary interest.

(35)
Address is 262 Harbor Drive, 4th Floor, Stamford CT 06902. Ardsley Advisory Partners has investment and voting power with respect to the shares held by Ardsley Partners Institutional Fund, L.P. Phil Hempleman has dispositive and voting power over the shares and may be deemed to be the beneficial owner of the shares of common stock beneficially owned by Ardsley Partners Institutional Fund LP. Mr. Hempleman disclaims beneficial ownership of the shares to the extent of his direct or indirect pecuniary interest.

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The following table excludes any shares of our common stock which may be issued for the round up of fractional shares and the special treatment to preserve round lot shareholders.

Name of Beneficial Owner	Number of Shares Beneficially Owned Before Offering	Percent of Shares Beneficially Owned Before Offering		Number of Shares Beneficially Owned After Offering	Percent of Shares Beneficially Owned After Offering
Greater than 5% Shareholders
Kunio Yamamoto [1]	7,654,818	49.2%		7,654,818	49.2%

Halter Financial Investments, L. P. [2]	522,950	3.4%		0	*	%

Halter Financial Group, L.P. [3]	429,046	2.8%		0	*	%

Pinnacle China Fund L.P. [4]	1,214,378	7.8%		607,189	3.9%

Pinnacle Fund L.P. [4]	1,214,378	7.8%		607,189	3.9%

Black River Small Capitalization Fund Ltd. [5]	1,295,337	8.3%		647,668	4.2%

Black River Commodity Select Fund Ltd. [6]	971,503	6.3%		485,752	3.1%

Ardsley Partners Fund II, LP [7]	1,133,419	7.3%		0	*	%
Directors and Executive Officers
Gao Zhentao [1]	0	*	%	0	*	%

Han Chengxiang [1]	0	*	%	0	*	%

Hu Gang [1]	0	*	%	0	*	%

Peter Li [1]	0	*	%	0	*	%

Liu Yaojun [1]	0	*	%	0	*	%

Greg Huett [1]	0	*	%	0	*	%

Jiang Yingjun [1]	0	*	%	0	*	%

Richard Crimmins [8]	0	*	%	0	*	%

Pam Jowett [9]	2,380	*	%	0	*	%

All Executive Officers and Directors as a group	0	*	%	0	*	%

* Less than 1%

(1)	Address is c/o Weifang Yuhe Poultry Co. Ltd., 301 Hailong Street, Hanting District, Weifang, Shandong Province, The People’s Republic of China.

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(2)
Address is 12890 Hilltop Road, Argyle, TX 76226. Halter Financial Investments, L.P. (“HFI”) is a Texas limited partnership of which Halter Financial Investments GP, LLC, a Texas limited liability company, is the sole general partner. The natural persons who are the beneficial owners of a majority of the voting stock of Halter Financial Investments GP, LLC include: (i) TPH Capital, L.P., a Texas limited partnership of which TPH Capital GP, LLC is the general partner and Timothy P. Halter is the sole member of TPH Capital GP, LLC; (ii) Bellfield Capital, L.P., a Texas limited partnership of which Bellfield Capital Management, LLC is the sole general partner and Dave Brigante is the sole member of Bellfield Capital Management, LLC; (iii) Colhurst Capital LP, a Texas limited partnership of which Colhurst Capital GP, LLC is the general partner and George L. Diamond is the sole member of Colhurst Capital GP, LLC; and (iv) Rivergreen Capital LLC of which Marat Rosenberg is the sole member. The other limited partners of HFI are: (i) TPH Capital, L.P., a Texas limited partnership of which TPH Capital GP, LLC is the general partner and Timothy P. Halter is the sole member of TPH Capital GP, LLC; (ii) Bellfield Capital, L.P., a Texas limited partnership of which Bellfield Capital Management, LLC is the sole general partner and Dave Brigante is the sole member of Bellfield Capital Management, LLC; (iii) Colhurst Capital LP, a Texas limited partnership of which Colhurst Capital GP, LLC is the general partner and George L. Diamond is the sole member of Colhurst Capital GP, LLC; and (iv) Rivergreen Capital LLC of which Marat Rosenberg is the sole member. As a result, each of the foregoing persons may be deemed to be a beneficial owner of the shares held of record by HFI.

(3)
Address is 12890 Hilltop Road, Argyle, TX 76226. Halter Financial Group, L.P. (“HFG”) is a Texas limited partnership of which Halter Financial Group GP, LLC, a Texas limited liability company, is the sole general partner. The members of Halter Financial Group GP, LLC include: (i) TPH Capital, L.P., a Texas limited partnership of which TPH Capital GP, LLC is the general partner and Timothy P. Halter is the sole member of TPH Capital GP, LLC; (ii) Bellfield Capital, L.P., a Texas limited partnership of which Bellfield Capital Management, LLC is the sole general partner and Dave Brigante is the sole member of Bellfield Capital Management, LLC; (iii) Colhurst Capital LP, a Texas limited partnership of which Colhurst Capital GP, LLC is the general partner and George L. Diamond is the sole member of Colhurst Capital GP, LLC; and (iv) Rivergreen Capital LLC of which Marat Rosenberg is the sole member. As a result, each of the foregoing individuals may be deemed to be a beneficial owner of the shares held of record by Halter Financial Group GP, LLC. Similarly, the limited partners of HFG are: (i) TPH Capital, L.P., a Texas limited partnership of which TPH Capital GP, LLC is the general partner and Timothy P. Halter is the sole member of TPH Capital GP, LLC; (ii) Bellfield Capital, L.P., a Texas limited partnership of which Bellfield Capital Management, LLC is the sole general partner and Dave Brigante is the sole member of Bellfield Capital Management, LLC; (iii) Colhurst Capital LP, a Texas limited partnership of which Colhurst Capital GP, LLC is the general partner and George L. Diamond is the sole member of Colhurst Capital GP, LLC; and (iv) Rivergreen Capital LLC of which Marat Rosenberg is the sole member. As a result, each of the foregoing persons may be deemed to be a beneficial owner of the shares held of record by HFG.

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(4)
Address is 4965 Preston Park Blvd., Suite 240, Plano, TX 75093. Barry Kitt has dispositive and voting power over the shares and may be deemed to be the beneficial owner of the shares of common stock beneficially owned by each of Pinnacle China Fund, L.P. and The Pinnacle Fund, L.P.  Mr. Kitt disclaims beneficial ownership of the shares to the extent of his direct or indirect pecuniary interest.

(5)
Address is 12700 Whitewater Drive, Minnetonka, MN 55343-9438. Pursuant to an investment advisory agreement, Black River Asset Management LLC has investment and voting power with respect to the securities held by the Black River Small Capitalization Fund Ltd.

(6)
Address is 12700 Whitewater Drive, Minnetonka, MN 55343-9438. Pursuant to an investment advisory agreement, Black River Asset Management LLC has investment and voting power with respect to the securities held by the Black River Commodity Select Fund Ltd.

(7)
Address is 262 Harbor Drive, 4th Floor, Stamford CT 06902. Ardsley Advisory Partners has investment and voting power with respect to the 178,571 shares held by Marion Lynton, 7,038,690 shares held by Ardsley Partners Fund II, L.P., 4,910,714 shares held by Ardsley Offshore Fund, Ltd. and 4,538,690 shares held by Ardsley Partners Institutional Fund, L.P.

(8)	Address is c/o Halter Financial Group, 12890 Hilltop Road, Argyle, TX 76226.

(9)	Address is 311 State Street, Suite 460, Salt Lake City, UT 84111.

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